EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					Twelve Months Ended June 30,	Six Months Ended June 30,
In thousands, except share data	2015	2014	2013	2012	2011	2016	2016
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,918	$40,066	$40,825	$39,175	$37,515	$36,250	$17,143
Other Interest	3,173	2,718	2,709	2,314	2,976	3,459	1,706
Amortization of Debt Discount and Expense	1,760	1,963	1,877	1,848	1,729	1,719	822
Interest Portion of Rentals	1,976	2,302	1,910	1,864	2,213	1,939	964
Total Fixed Charges, as defined	44,827	47,049	47,321	45,201	44,433	43,367	20,635
Earnings, as defined:
Net Income	53,703	58,692	60,538	58,779	63,044	61,680	38,660
Taxes on Income	35,753	41,643	41,705	43,403	42,825	42,024	26,768
Fixed Charges, as above	44,827	47,049	47,321	45,201	44,433	43,367	20,635
Total Earnings, as defined	$134,283	$147,384	$149,564	$147,383	$150,302	$147,071	$86,063
Ratios of Earnings to Fixed Charges	3.00	3.13	3.16	3.26	3.38	3.39	4.17